Exhibit 99.1

Ability, Inc. Announces Results of 2016 Annual General Meeting and Election of Three New Independent Directors

Major General (Ret.) Amos Malka, Amnon Dick, and Shalom Singer

Elected to Ability’s Board

TEL AVIV, ISRAEL, December 20, 2016 / PRNewswire / – Ability, Inc. (NASDAQ/TASE: ABIL), a leading provider of innovative tactical communications intelligence solutions, today announced that all proposals were duly approved at its 2016 Annual General Meeting held on December 19, 2016 and seven directors have been elected to its Board of Directors to serve until the next annual general meeting, including three new highly experienced directors.

Anatoly Hurgin, the Company’s Chief Executive Officer, commented, “Our newly reconstituted Board brings many years of experience and robust industry connections. I believe that the guidance the Board will provide will prove invaluable as we continue to evolve and advance our disruptive ULIN technology. It is a clear vote of confidence in Ability that such talented and respected directors have agreed to join our Board.”

The new directors are:

•	Maj. Gen. (Ret.) Amos Malka, an expert in national strategy, intelligence, homeland security, counter terrorism and cyber security, Mr. Malka is the former Head of the Israeli Defense Intelligence and Commander of the Israel Defense Forces Ground Forces Command. Mr. Malka currently serves as the chairman of the board of directors of TAT Technologies Ltd. Mr. Malka will serve on the Board’s Compensation Committee.

•	Amnon Dick currently serves as a member of each of the board of directors, corporate governance committee and remuneration committee of Bank Hapoalim, Israel’s largest bank. From 2003 to 2005, Mr. Dick served as the chief executive officer of Bezeq The Israel Telecommunications Corp. Ltd., Israel’s largest telecommunications provider. Mr. Dick will serve as Chairman of the Board of Directors, and will also serve on each of the Audit and Compensation Committees of the Board.

•	Shalom Singer served as the Director General of the Israeli Ministry of Finance and as the Chief Executive Officer of First International Bank of Israel, a TASE-listed company and the fifth largest bank in Israel. Currently Mr. Singer serves as the Managing Partner of Singer Meister Ltd., a private consulting firm. Mr. Singer also serves as a member of each of the board of directors, the audit committee and the financial statements committee of TASE-listed Hadera Paper Ltd., a leading manufacturer of paper and paper-related products in Israel. Mr. Singer will serve as the Chairman of the Board’s Compensation Committee and as a member of each of the Audit and Nominating Committees.

Messrs. Malka, Dick and Singer join Anatoly Hurgin, Ability’s Chief Executive Officer, Alexander Aurovsky, Ability’s Chief Technology Officer, Efraim Halevy and Meir Moshe on Ability’s Board of Directors. Ability’s Board of Directors continues to have seven members, five of whom qualify as “independent” pursuant to the NASDAQ listing rules.

About Ability, Inc.

Ability, Inc. (“Ability” or the “Company”), headquartered in Tel Aviv, Israel, provides advanced interception, geolocation and cyber intelligence tools used by security and intelligence agencies, military forces, law enforcement and homeland security agencies worldwide. Governments and government agencies in over 50 countries have used Ability’s cutting-edge technology. Ability offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication, including ULIN, or Ultimate Interception, the first-to-market SaaS strategic interception system with voice, text and geolocation capabilities without geographic limitation. State-of-the-art technology underpins Ability's scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers' needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in the future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not accurately indicate when such performance or results will be achieved. Forward-looking statements are based on information available to the Company when such statements are made or management's good faith belief with respect to future events as of the time such statements are made, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: +917-607-8654

E-mail: msegal@ms-ir.com

or

Brett Maas

Tel: 646-536-7331

brett@haydenir.com